Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                                 (303) 422-8127
                               Fax (303) 431-1567




                                  July 14, 2004



Mr. Daniel Duchovny
SEC Division of Corporate Finance
Washington, DC 20549

Re:      Imaging3, Inc.
         SEC File #333-117309
         Rule 473 Delaying Amendment

Dear Mr. Duchovny:

         Pursuant to Rule 473, please accept this as a delaying amendment to the effectiveness of the SB-2 Registration Statement of Imaging3, Inc.

         Until the registration statement shall become effective on such date as the Commission, acting pursuant to section 8(a), may determine, the registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

         Thank you for your attention. If you need anything else, please let me know.

                                                     Sincerely,


                                                     /s/ Michael A. Littman
                                                     Michael A. Littman

MAL:jb